SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  August, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VOTORANTIM CELULOSE E PAPEL S.A.
Corporate Taxpayer Registration Number (CNPJ/MF) 60.643.228/0001-21
Company Register Identification Number (NIRE) 35.300.022.807

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS,
HELD ON AUGUST 6th, 2007

Date, Time and Place: On this August 6th, 2007, at 09:00 a.m., at the registered office of the Company, at Alameda Santos, No. 1,357, 6º andar [6th floor], in the City of São Paulo, State of São Paulo. ATTENDANCE: According to the Bylaws, Messrs. José Roberto Ermírio de Moraes, Fabio Ermírio de Moraes, Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes, and José Luciano Duarte Penido - Directors. Board: as Chairperson: José Roberto Ermírio de Moraes; and as Secretary: Eduardo Lavini Russo. Agenda: (i) Election of Executive Officer; (ii) Revocation of term of office of Executive Officer; (iii) Ratification of positions and terms of office of Executive Officers. Resolutions Unanimously Taken: The Directors unanimously approved: (i) the election of Mr. MIGUEL PINTO CALDAS, Brazilian citizen, married, business administrator, bearer of the Brazilian Identification Card (RG) number 792.149 SSP/SP, and enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 318.799.501-20, domiciled in the City of São Paulo, State of São Paulo, at Alameda Santos, 1357, 6º andar [6th floor], as Executive Officer with no Specific Title, for a term of office until 4/30/2008, which is the deadline for the holding of the General Annual Meeting for the fiscal year of 2007. The Executive Officer now elected does hereby declare, for the purposes of the § 1 of Article 147 of the Law No. 6,404/76, that he is not subject to punishment for any crime under the laws that would prevent him from performing business activities; (ii) the revocation of the term of office of Mr. ANTONIO SÉRGIO PINZAN DE ALMEIDA, Brazilian citizen, married, business administrator, bearer of the Brazilian Identification Card (RG) number 8.332.331-4 SSP/SP, and enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 008.026.568-54, with effect on 8/31/2007; (iii) as a result of the resolutions above, the Board of Executive Officers of the Company shall consist of Mr.: JOSÉ LUCIANO DUARTE PENIDO, Brazilian citizen, married, Engineer, bearer of the Brazilian Identification Card (RG) number M-3.764.122 SSP/MG, and enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 091.760.806-25, as Chief Executive Officer; and Messrs. VALDIR ROQUE, Brazilian citizen, married, business administrator, bearer of the Brazilian Identification Card (RG) number 5.209.285-9 SSP/SP, and enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 473.312.758-87, also performing the duties of Investor Relations Officer; FRANCISCO FERNANDES CAMPOS VALÉRIO, Brazilian citizen, married, Engineer, bearer of the Brazilian Identification Card (RG) number 8/R-634832 SSI-SC, and enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 065.280.319-91; Mr. JOSÉ MARIA DE ARRUDA MENDES FILHO, Brazilian citizen, married, Forest Engineer, bearer of the Brazilian Identification Card (RG) number 6.088.905 SSP/SP, and enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 775.023.458-68; MARCELO STRUFALDI CASTELLI, Brazilian citizen, married, Mechanical Engineer, bearer of the Brazilian Identification Card (RG) number 11.778.104-6 SSP/SP, enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 057.846.538-81; CARLOS ROBERTO PAIVA MONTEIRO, bearer of the Brazilian Identification Card (RG) number 8050673171 SSP/RS, enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 165.349.210/49, Brazilian citizen, judicially separated, Engineer; ROBERTO BENTO VIDAL, Brazilian citizen, married, Business Administrator, bearer of the Brazilian Identification Card (RG) number 13.197.571-7 SSP/SP, and enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 252.983.738-44; and MIGUEL PINTO CALDAS, Brazilian citizen, married, business administrator, bearer of the Brazilian Identification Card (RG) number 792.149 SSP/SP, and enrolled with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under number 318.799.501-20, all as Officers with no specific title, domiciled in the City of São Paulo, State of São Paulo, at Alameda Santos, No. 1357, 6º andar [6th floor].
Adjournment, Drawing up, and Signature of the Minutes: There being no further business at this meeting, it was declared adjourned for the time required for writing these minutes, which was then read, checked, accepted and signed by all the attending parties.

São Paulo, August 6th, 2007 - (signatures) José Roberto Ermírio de Moraes, Chairman of the Board. Fabio Ermírio de Moraes, Vice-Chairman of the Board. Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes, José Luciano Duarte Penido- Directors.

I do hereby certify that this is a true copy of the original minutes kept with the company.

EDUARDO LAVINI RUSSO

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 8/6/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer